Exhibit 99.1

IBEX Limited Announces Strong First Quarter of Fiscal Year 2023 Financial Results

Key Highlights

●	First quarter revenue increased 17.8% to $127.9 million over the prior year quarter.
●	Revenue generated from BPO 2.0 clients, those won since fiscal year 2016, grew 44.3% and represented 76% of total revenue in the first quarter.
●	First quarter net income and net income margin increased to $4.3 million and 3.4%, respectively, compared to $3.0 million and 2.8%, respectively, in the prior year quarter.
●	First quarter non-GAAP adjusted EBITDA increased 59.1% to $18.2 million over the prior year quarter.
●	First quarter non-GAAP adjusted EBITDA margin increased to 14.3%, compared to 10.6% in the prior year quarter.
●	Net cash flow from operations in the first quarter increased to $8.8 million, compared to $6.9 million in the prior year quarter.
●	Fully diluted earnings per share increased to $0.23, compared to $0.16 in the prior year quarter. Adjusted earnings per share increased to $0.34, compared to $0.05 in the prior year quarter.

WASHINGTON, DC— November 15, 2022—IBEX Limited (“ibex”), a leading global provider in business process outsourcing and end-to-end customer engagement technology solutions, today announced financial results for its first quarter ended September 30, 2022.

“The first quarter of 2023 delivered the company’s best start to a fiscal year on record, highlighted by revenue growth of 17.8% year-over-year, EBITDA margins of 14.3%, strong net income, EPS, and free cash flow,” said Bob Dechant, CEO of ibex. “Ibex continues to execute, despite continued market volatility and global inflationary cost pressures. Our powerful new logo engine and ability to land and expand partnerships is driving client and vertical growth and diversification.”

“Looking forward to the remainder of 2023, we are confident in the resiliency of our business, supported by the client diversification and strategic vertical expansions we’ve built over the preceding years. These efforts have our company well positioned in today’s market as we have less exposure to any one client or any one vertical. As a result of our strong start to the year, we are reiterating our prior guidance and remain confident in our brand and ability to continue to win business,” concluded Mr. Dechant.

First Quarter of Fiscal Year 2023 Highlights

Business Highlights

●	Won 3 new logos across key verticals and launched a total of 11 new clients in the quarter.
●	The FinTech & HealthTech verticals continued to increase significantly to 30.1% of total revenue in the first quarter, compared to 23.2% of total revenue in the prior year quarter.
●	Executing on growth strategy selling into 10,000 seats of capacity available as a result of removing social distancing requirements.

Revenue

●	Revenue increased 17.8% to $127.9 million, compared to $108.6 million in the prior year quarter.

●	Revenue related to our BPO 2.0 clients won since fiscal year 2016 grew 44.3% compared to the prior year quarter and now represents 76% of our quarterly revenue.

Net Income

●	Net income increased to $4.3 million, compared to $3.0 million in the prior year quarter. The increase in net income was primarily driven by stronger operating results, including the absence of non-recurring costs in Q1 FY23, partially offset by a negative impact from the fair value adjustment of share warrants and increased depreciation.
●	Net income margin increased to 3.4%, compared to 2.8% in the prior year quarter.
●	Non-GAAP adjusted net income increased to $6.4 million, compared to $0.9 million in the prior year quarter (see Exhibit 1 for reconciliation).
●	Non-GAAP adjusted net income margin increased to 5.0%, compared to 0.8% in the prior year quarter (see Exhibit 1 for reconciliation).

Adjusted EBITDA

●	Non-GAAP adjusted EBITDA increased to $18.2 million, compared to $11.5 million in the prior year quarter (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin increased to 14.3%, compared to 10.6% in the prior year quarter (see Exhibit 2 for reconciliation).

Earnings Per Share

●	IFRS fully diluted earnings per share increased to $0.23, compared to $0.16 in the prior year quarter.
●	Non-GAAP adjusted fully diluted earnings per share increased to $0.34, compared to $0.05 in the prior year quarter (see Exhibit 1 for reconciliation).

Cash flow and balance sheet

●	Cash flow from operations increased to $8.8 million, compared to $6.9 million in the prior year quarter primarily due to stronger operating results partially offset by an increased use of working capital.
●	Capex was $3.6 million compared to $5.3 million in the prior year quarter.
●	Free cash flow for the first quarter increased to $5.2 million, compared to $1.6 million in the prior year quarter.
●	Cash and cash equivalents were $42.9 million and availability on our revolving credit facilities of $56.7 million as of September 30, 2022, compared to cash and cash equivalents of $48.8 million and availability on our revolving credit facilities of $50.5 million as of June 30, 2022.
●	Total borrowings were $7.7 million as of September 30, 2022, compared to total borrowings of $15.0 million as of June 30, 2022.
●	DSOs were 59 days in the first quarter, down 4 days compared to prior year, and up 4 days sequentially.

Reaffirming Fiscal Year 2023 Business Outlook

●	Fiscal year 2023 organic revenue between $545 million and $555 million with midpoint growth of 11.4% versus fiscal year 2022.
●	Fiscal year adjusted EBITDA of $77 million to $79 million with midpoint margin of 14.2%.
●	Fiscal year 2023 capex of $18 million to $22 million.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its first quarter of fiscal year 2023 financial results at 4:30 p.m. eastern time today, November 15, 2022. The conference e-call may be accessed by registering here.

Live and archived webcasts can be accessed at: https://investors.ibex.co/.

Financial Information

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting.” The financial information in this press release has not been audited.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures provide a more accurate depiction of the performance of the business by encompassing only relevant and manageable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies, have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, and share-based compensation expense. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the effects of cyberattacks on our information technology systems; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in the Philippines, Jamaica, Pakistan and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; developments relating to COVID-19; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 4, 2022 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

IR Contact:  Michael Darwal, EVP, Deputy CFO, Investor Relations, ibex, michael.darwal@ibex.co

Media Contact:  Daniel Burris, Senior Director PR and Communication, ibex, daniel.burris@ibex.co

IBEX Limited

Unaudited Consolidated Statements of Financial Position

	September 30,	June 30,
US$ in thousands	2022	2022

Assets
Current assets
Cash and cash equivalents	$42,851	$48,831
Trade and other receivables	98,803	93,430
Due from related parties	156	108
Warrant asset	926	908
Total current assets	$142,736	$143,277

Non-current assets
Property and equipment	$37,197	$38,987
Right of use assets	69,366	77,642
Goodwill	11,832	11,832
Other intangible assets	2,687	3,027
Warrant asset	701	935
Investment in joint venture	384	382
Deferred tax asset	9,152	9,465
Other assets	5,409	4,590
Total non-current assets	$136,728	$146,860
Total assets	$279,464	$290,137

Liabilities and equity
Current liabilities
Trade and other payables	$63,197	$59,813
Deferred revenue	7,909	8,600
Lease liabilities	12,704	13,705
Borrowings	7,662	14,689
Due to related parties	2,445	2,595
Income tax payables	3,654	2,965
Total current liabilities	$97,571	$102,367

Non-current liabilities
Deferred revenue	$3,420	$3,993
Lease liabilities	68,578	76,004
Borrowings	-	338
Other non-current liabilities	6,503	7,146
Total non-current liabilities	$78,501	$87,481
Total liabilities	$176,072	$189,848

Equity
Share capital	$2	$2
Additional paid-in capital	154,531	154,786
Other reserves	32,243	33,191
Accumulated deficit	(83,384)	(87,690)
Total equity	$103,392	$100,289
Total liabilities and equity	$279,464	$290,137

IBEX Limited

Unaudited Consolidated Statements of Comprehensive Income

	Three months ended September 30,
US$ in thousands, except share and per share amounts	2022	2021
Revenue	$127,876	$108,573

Payroll and related costs	87,079	76,437
Share-based payments	1,122	360
Reseller commission and lead expenses	3,184	3,192
Depreciation and amortization	8,685	7,643
Fair value measurement of share warrants	2,165	(2,800)
Other operating costs	18,376	18,024
Income from operations	$7,265	$5,717

Finance expenses	$(1,869)	$(2,110)
Income before taxation	$5,396	$3,607

Income tax benefit / (expense)	$(1,090)	$(593)
Net income	$4,306	$3,014

Other comprehensive income
Items that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$(1,493)	$(445)
Cash flow hedges - changes in fair value	(261)	(311)
Total other comprehensive income	$(1,754)	$(756)

Total comprehensive income	$2,552	$2,258

Earnings per share
Basic	$0.24	$0.17
Diluted	$0.23	$0.16

Weighted average shares outstanding
Basic	18,140,577	18,246,672
Diluted	18,640,659	18,849,139

IBEX Limited

Unaudited Consolidated Statements of Cash Flows

	Three months ended September 30,
US$ in thousands	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation	$5,396	$3,607
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization	8,685	7,643
Amortization of warrant asset	216	(294)
Foreign currency translation gain	(849)	(22)
Fair value measurement of share warrants	2,165	(2,800)
Share-based payments	1,122	360
Allowance of expected credit losses	2	(225)
Share of profit from investment in joint venture	(152)	(225)
Gain on lease terminations	(366)	(2)
Provision for defined benefit scheme	(1)	19
Finance expenses	1,869	2,110
Increase in trade and other receivables	(6,258)	(7,597)
Increase in prepayments and other assets	(793)	(269)
(Decrease) / increase in trade and other payables and other liabilities	(175)	6,916
Cash inflow from operations	10,861	9,221
Interest paid	(1,935)	(2,110)
Income taxes paid	(121)	(213)
Net cash inflow from operating activities	$8,805	$6,898

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(3,489)	$(4,935)
Purchase of other intangible assets	(69)	(389)
Dividend received from joint venture	151	205
Net cash outflow from investing activities	$(3,407)	$(5,119)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$9,355	$24,815
Repayments of line of credit	(14,000)	(24,920)
Repayment of borrowings	(2,686)	(2,238)
Exercise of options	21	-
Principal payments on lease obligations	(3,476)	(3,023)
Purchase of treasury shares	(276)	-
Net cash outflow from financing activities	$(11,062)	$(5,366)
Effects of exchange rate difference on cash and cash equivalents	(316)	(269)
Net decrease in cash and cash equivalents	$(5,980)	$(3,856)
Cash and cash equivalents at beginning of the period	$48,831	$57,842
Cash and cash equivalents at end of the period	$42,851	$53,986

Non-cash items
New leases	354	7,750
Change in accounts payable related to fixed assets	(135)	4,339

IBEX Limited

Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

EXHIBIT 1: Adjusted net income and adjusted fully diluted earnings per share

We define “adjusted net income” as net income before the effect of the following items: non-recurring expenses (including severance expense, litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable, net of the tax impact of such adjustments. The following table provides a reconciliation of net income to adjusted net income for the periods presented:

IBEX Limited
Adjusted net income

	Three months ended September 30,
	2022	2021
US$ in thousands, except share and per share amounts, unaudited	Amount	Amount
Net income	$4,306	$3,014
Net income margin	3.4%	2.8%

Non-recurring expenses	-	862
Amortization of warrant asset	216	(294)
Foreign currency translation gain	(849)	(22)
Fair value measurement of share warrants	2,165	(2,800)
Share-based payments	1,122	360
Gain on lease terminations	(366)	(2)
Total adjustments	$2,288	$(1,896)
Tax impact of adjustments(a)	(166)	(250)
Adjusted net income	$6,428	$868
Adjusted net income margin	5.0%	0.8%

IBEX Limited
Adjusted earnings per share - diluted

Earnings per share - diluted	$0.23	$0.16
Per share impact of adjustments to net income	0.11	(0.11)
Adjusted earnings per share - diluted	$0.34	$0.05

Weighted average shares outstanding - diluted	18,640,659	18,849,139
(a)	The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdictions.

EXHIBIT 2:  EBITDA and Adjusted EBITDA

We define “EBITDA” as net income before the effect of the following items: finance expenses (including finance expense related to right-of-use lease liabilities), income tax (benefit) / expense, and depreciation and amortization (including depreciation of right-of-use assets). We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including severance expense, litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable. The following table provides a reconciliation of net income to adjusted EBITDA for the periods presented:

	Three months ended September 30,
US$ in thousands, unaudited	2022	2021
Net income	$4,306	$3,014
Net income margin	3.4%	2.8%

Finance expenses	1,869	2,110
Income tax expense	1,090	593
Depreciation and amortization	8,685	7,643
EBITDA	$15,950	$13,360
Non-recurring expenses	-	862
Amortization of warrant asset	216	(294)
Foreign currency translation gain	(849)	(22)
Fair value measurement of share warrants	2,165	(2,800)
Share-based payments	1,122	360
Gain on lease terminations	(366)	(2)
Adjusted EBITDA	$18,238	$11,464
Adjusted EBITDA margin	14.3%	10.6%

EXHIBIT 3: Free cash flow

We define “free cash flow” as net cash provided by operating activities less cash capital expenditures.

	Three months ended September 30,
US$ in thousands, unaudited	2022	2021

Net cash provided by operating activities	$8,805	$6,898

Less:
Cash capital expenditures	3,558	5,324
Free cash flow(1)	$5,247	$1,574
(1)	Excluded from free cash flow are the principal portion of right-of-use lease payments of $3,476 and $3,015 for the three months ended September 30, 2022, and 2021, respectively. We believe it is useful to consider these payments when analyzing free cash flow as these amounts directly relate to revenue generating assets used in operations.

EXHIBIT 4: Net debt

We define “net debt” as total debt less cash and cash equivalents.

	September 30,	June 30,
US$ in thousands, unaudited	2022	2022
Borrowings
Current	$7,662	$14,689
Non-current	-	338
	$7,662	$15,027
Leases
Current	$12,704	$13,705
Non-current	68,578	76,004
	$81,282	$89,709
Total debt	$88,944	$104,736
Cash and cash equivalents	42,851	48,831
Net debt	$46,093	$55,905